DAVIS POLK & WARDWELL

Nicholas Adams Kronfeld 212 450 4950 NICHOLAS.KRONFELD@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

October 12, 2007

Re:	Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on May 14, 2007 (File No. 1-12440)

Mr. Michael Moran
Branch Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C.  20549

Dear Mr. Moran:

Enersis S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 28, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company has commenced work on a letter responding to the Staff’s comments.  However, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company and as discussed with the Staff, we respectfully request an extension of time to respond to the Comment Letter by November 16, 2007.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours, /s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld

cc:           Alfredo Ergas
Enersis S.A.